

December 6, 2012

Ashton J. Ryan, Jr.
Chairman, President and Chief Executive Officer
First NBC Bank Holding Company
210 Baronne Street
New Orleans, Louisiana 70112

> **Re: First NBC Bank Holding Company**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 9, 2012**
> **CIK No. 0001496631**

Dear Mr. Ryan:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. As far as practicable, please fill-in all blanks in the next filing.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Prospectus Cover Page

4. Revise to name the lead underwriter. See Item 501(b)(8) of Regulation S-K. Alternatively, please explain why Keefe, Bruyette & Woods and Sandler O'Neill Partners are described as "representatives" of the underwriters on page 127.

5. State the percentage of stock held by officers and directors before and after the offering.

Implications of Being an Emerging Growth Company

6. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

7. In the last sentence of this section you state that there are other scaled disclosures Items that you may choose to take advantage of in the future. Please identify the scaled disclosure items that you are not taking advantage of now, but that you believe you could implement at a future date.

Table of Contents

8. Indicate here where the information required by Item 507 of Regulation S-K on selling security holders is located in the document.

Prospectus Summary, page 1

9. In order to provide investors with a more balanced picture of your growth history and challenges, consider discussing the relatively unseasoned nature of your loan portfolio.

The Offering, page 6

10. Revise here or on the cover page to disclose the percentage of shares being offered to those outstanding.

Use of Proceeds, page 6

11. Revise both here and in the main section, as appropriate, to provide specific, detailed disclosure on the use of proceeds and to quantify the amounts that may be used for each purpose. Consider providing disclosure discussing management's expectations of your ability to deploy the capital raised in this offering without significantly diluting your earnings per share. If the expected use of proceeds changes or solidifies, please update. See Item 504 of Regulation S-K.

Risk Factors, page 10

12. Revise the heading and narrative of the first risk factor to be more particularly focused on your business or industry. Your risk factors and their headings should be drafted so that they are not equally applicable to another business. For example, consider revising the first risk factor to clarify that since many of your borrowers are commercial enterprises, any decline in economic conditions will affect not only the demand for your credit products, but also impact your credit quality.

13. Several of your risk factor headings do not state the specific risk involved. Please recast the headings, as appropriate. See for example, risk factors, 5 ,6, 13, 17 and 23.

Our business is concentrated in the New Orleans metropolitan area…, page 10

14. In order for investors to better appreciate the impact of localized economic effects, consider expanding this risk factor, or one of the two that follow it to discuss the impact on economic activity from Hurricane Katrina and the Deepwater Horizon oil spill.

We are an "emerging growth company,"…, page 23

15. We note your qualification as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. We further note your risk factor on page 23 where you explain that this election allows you certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Please revise your next amendment to enhance this risk factor to state specifically that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Price Range of our Common Stock, page 33

16. Please advise us of the status of your application for trading on the Nasdaq Global Market.

Business, page 34

17. Disclose here or in your MD&A the risks inherent in each of your various loan types, noting which are at higher risk. For instance, commercial loans typically have payment requirements by which the borrower makes smaller periodic payments during the life of the loan followed by a larger balloon payment at the end of the term. Similarly, construction loans are dependent not only on the completion of the project, but ultimately the ability of the construction loan borrower to refinance the loan or sell the property upon the completion of the project.

Investments in Community Development Corporations; Investments in Tax Credit Entities, page 43

18. In order for investors to better understand the impact of your investments in community development and other projects, consider expanding your disclosure to discuss the related lending activities associated with the projects, as well as to discuss any other sources of cash flows that your subsidiary receives from the projects, beyond the tax credits.

Trust Services, page 45

19. In your discussion of your trust services, you indicate that you rely on "strategic or outsourced relationships" in order to offer investment management services to your trust department customers. It does not appear that any service agreement with any investment management service provider has been filed as an exhibit to the registration statement. Please provide us with your analysis supporting your conclusion that the agreements with these service partners are not material contracts.

Properties, page 46

20. Disclose whether these properties are owned or leased.

Management's Discussion and Analysis of Financial Condition, page 47

Restatement of Previously Issued Financial Statements, page 47

21. Please tell us if management and the audit committee believes that, as of a recent date, you have remediated the material weakness.

Asset/Liability Management, page 66

22. Please tell us whether management has considered the impact of your increased core deposits upon your interest rate risk analysis. For instance, has management considered whether core deposits balances have been favorably impacted by the low overall rate environment and might be exposed to increase runoff in the event that other investment opportunities may become available as rates increase?

Security Ownership of Management and Principal Shareholders, page 102

23. If this section will constitute the selling security holder disclosure required by Item 507 of Regulation S-K, please revise the heading to clarify.

Consolidated Balance Sheets (unaudited), F-2

24. Please revise your next amendment to clearly label the columns affected on the face of the financial statements as 'Restated.'

Report of Independent Registered Public Accounting Firm, F-31

25. Please include a signed and dated audit report as required by Rule 2-02 of Regulation S-X.

Notes to Unaudited Consolidated Financial Statements

Note 8. Fair Value of Financial Instruments, F-22

26. Please amend your filing to disclose the information required by ASU 2011-04 or tell us where each required disclosure is included in your filing.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies
Loans, F-37

27. Please tell us and revise your next amendment to disclose your policy regarding how many payments the borrower needs to make on TDRs before returning loans to accrual status.

Note 6. Loans, F-51

28. Please revise your next amendment to include a summary of information pertaining to impaired loans as of December 31, 2010.

29. Please tell us and revise your next amendment to clearly disclose the following concerning purchased credit impaired loans subject to ASC 310-30 accounting:

- tell us your consideration of presenting these purchase credit impaired loans separately on the face of the balance sheet from other loans; and
- clearly disclose in all of your credit quality disclosures (including disclosures of impaired and non-accrual loans) if purchased credit impaired loans are included and quantify the amount to improve comparability across periods.

<u>Note 16. Fair Value of Financial Instruments, F-65</u>

30. Please tell us and revise your next amendment to describe how often you obtain updated appraisals for your collateral dependent impaired loans. If this policy varies by loan type please disclose that also. Also, please describe in detail any adjustments you make to the appraised values, if any, including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

<u>Part II</u>
<u>Exhibits</u>

31. Please file all exhibits as soon as practicable, so the staff can have adequate time to review the documents.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Irving, Staff Accountant, at 202-551-3321 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel